Exhibit 99.2

Harry Winston Diamond Corporation

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Harry Winston Diamond Corporation recorded a consolidated net loss of $24.5 million or $0.32 per share for the quarter, compared to net earnings of $49.9 million or $0.81 per share in the second quarter of the prior year. The consolidated net loss for the quarter was significantly impacted by a net foreign exchange loss primarily on future income tax liabilities of $25.3 million or $0.33 per share, compared to a net foreign exchange gain of $5.3 million or $0.09 per share in the comparable quarter of the prior year.

Consolidated sales were $94.8 million for the quarter compared to $186.1 million for the comparable quarter of the prior year, resulting in a 75% decrease in gross margin and a loss from operations of $3.9 million.

The mining segment recorded sales of $46.0 million, a 56% decrease from $105.0 million in the comparable quarter of the prior year. The decrease in sales resulted from a combination of a 36% decrease in rough diamond prices and a 31% decrease in volume of carats sold in the second quarter. Rough diamond production for the calendar quarter was 0.6 million carats, significantly lower than the comparable quarter of the prior year due to a planned decrease in ore production reflecting the softness in the rough diamond market. Earnings from operations for the quarter were $1.7 million compared to $67.5 million for the comparable quarter of the prior year.

The retail segment recorded a 40% decrease in sales to $48.8 million, with a loss from operations of $5.6 million compared to earnings from operations of $5.9 million in the second quarter of the prior year. Retail segment selling, general and administrative expenses decreased by $5.8 million from $34.0 million in the comparable quarter of the prior year. In addition, selling, general and administrative expenses decreased by $2.0 million from the first quarter of this fiscal year.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Management’s Discussion and Analysis

Prepared as of September 9, 2009 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the three and six months ended July 31, 2009 and its financial position as at July 31, 2009. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three and six months ended July 31, 2009 and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2009. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “second quarter” refer to the three months ended July 31, 2009 and all references to “international” for the retail segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Caution Regarding Forward-Looking Information

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, and expected sales trends in the retail segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 18 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends in the retail segment, the Company has made assumptions regarding, among other things, world and US economic conditions and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 18.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks and the risks of competition in the luxury jewelry segment. Please see page 18 of this Interim Report, as well as the Company’s Annual Report, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Management’s Discussion and Analysis, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Management’s Discussion and Analysis, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Summary Discussion

Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (economic interest of 31%), located off Lac de Gras in Canada’s Northwest Territories. The Company also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer operating under the Harry Winston® brand.

The Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. As a result of the strategic investment by Kinross Gold Corporation (“Kinross”) of Toronto, Canada, described below, HWDLP is 77.5% owned by the Company and 22.5% owned by Kinross. Kinross’s 22.5% ownership is reported in the consolidated financial statements as part of non-controlling interest.

On March 31, 2009, Kinross made a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross subscribed for 15.2 million of the Company’s treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company’s issued equity post the transaction. Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a net effective subscription value of $103.7 million. With the closing of the Kinross transaction, the Company’s economic interest in the Diavik Diamond Mine is 31%.

Market Commentary

The Diamond Market

The rough diamond market continued to build on the momentum that was evident at the end of the first quarter. Rough diamond prices increased substantially during the quarter with our own pricing ending at 50% above the low point in the first quarter. Polished diamond demand continued to be resilient in the Far East and a cautious but definite return of interest from US buyers has helped to revive the industry. Diamond polishers have been eager to purchase rough diamonds, which are still restricted in supply, leading to firmer prices in the quarter. Although it is anticipated that the improved market conditions will encourage some diamond producers to sell accumulated inventory, the increased supply is not expected to dampen rough diamond prices.

In the polished diamond market, the hiatus in both mining and diamond polishing has led to shortages in certain high-quality ranges. As the market heads into the busy holiday season, the shortages are anticipated to lead to further upward price movement.

The Retail Jewelry Market

Trading conditions in the luxury segment of the diamond jewelry market remain challenging. However, the Asian market is showing signs of recovery while the US and European markets appear to have reached bottom. Many industry peers are anticipating fourth quarter sales to improve over last year’s disappointing holiday season.

® Harry Winston is a registered trademark of Harry Winston Inc.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended July 31, 2009 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

									Six	Six
									months	months
									ended	ended
	2010	2010	2009	2009	2009	2009	2008	2008	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2009	2008
Sales	$94,776	$109,643	$118,399	$148,623	$186,119	$156,079	$188,195	$176,478	$204,419	$342,198
Cost of sales	66,294	83,944	68,908	71,679	73,542	73,149	83,637	74,591	150,238	146,691
Gross margin	28,482	25,699	49,491	76,944	112,577	82,930	104,558	101,887	54,181	195,507
Gross margin (%)	30.1%	23.4%	41.8%	51.8%	60.5%	53.1%	55.6%	57.7%	26.5%	57.1%
Selling, general and administrative expenses	32,380	35,749	39,399	33,998	39,194	43,285	45,494	35,539	68,129	82,479
Earnings (loss) from operations	(3,898)	(10,050)	10,092	42,946	73,383	39,645	59,064	66,348	(13,948)	113,028
Interest and financing expenses	(2,998)	(3,699)	(4,960)	(4,678)	(5,366)	(5,453)	(7,082)	(7,422)	(6,697)	(10,819)
Other income	83	281	778	407	815	246	706	594	364	1,061
Insurance settlement	–	3,250	17,240	–	–	–	13,488	–	3,250	–
Dilution loss	(539)	(34,222)	–	–	–	–	–	–	(34,761)	–
Impairment charge	–	–	(93,780)	–	–	–	–	–	–	–
Foreign exchange gain (loss)	(25,274)	(5,839)	4,649	48,982	5,301	155	22,270	(40,584)	(31,113)	5,456
Earnings (loss) before income taxes	(32,626)	(50,279)	(65,981)	87,657	74,133	34,593	88,446	18,936	(82,905)	108,726
Income taxes (recovery)	(5,662)	(3,120)	7,052	15,685	24,185	13,336	(1,968)	26,197	(8,782)	37,521
Earnings (loss) before non-controlling interest	(26,964)	(47,159)	(73,033)	71,972	49,948	21,257	90,414	(7,261)	(74,123)	71,205
Non-controlling interest	(2,443)	(2,075)	(58)	81	1	1	(34)	90	(4,518)	2
Net earnings (loss)	$(24,521)	$(45,084)	$(72,975)	$71,891	$49,947	$21,256	$90,448	$(7,351)	$(69,605)	$71,203
Basic earnings (loss) per share	$(0.32)	$(0.68)	$(1.19)	$1.17	$0.81	$0.35	$1.55	$(0.13)	$(0.97)	$1.17
Diluted earnings (loss) per share	$(0.32)	$(0.68)	$(1.19)	$1.17	$0.81	$0.35	$1.54	$(0.13)	$(0.97)	$1.17
Cash dividends declared per share	$0.00	$0.00	$0.05	$0.05	$0.05	$0.05	$0.05	$0.25	$0.00	$0.10
Total assets(i)	$1,533	$1,592	$1,567	$1,645	$1,637	$1,591	$1,494	$1,433	$1,533	$1,637
Total long-term liabilities(i)	$507	$496	$550	$562	$617	$634	$660	$530	$507	$617

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 9 for additional information.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Three Months Ended July 31, 2009 Compared to Three Months Ended July 31, 2008

CONSOLIDATED NET EARNINGS

The Company recorded a second quarter consolidated net loss of $24.5 million or $0.32 per share compared to net earnings of $49.9 million or $0.81 per share in the second quarter of the prior year. Consolidated net loss for the quarter included a net foreign exchange loss primarily on future income tax liabilities of $25.3 million or $0.33 per share, compared to a net foreign exchange gain of $5.3 million or $0.09 per share in the comparable quarter of the prior year.

CONSOLIDATED SALES

Sales for the second quarter totalled $94.8 million, consisting of rough diamond sales of $46.0 million and retail segment sales of $48.8 million. This compares to sales of $186.1 million in the comparable quarter of the prior year (rough diamond sales of $105.0 million and retail segment sales of $81.1 million). The Company held two primary rough diamond sales in the second quarter, consistent with the prior year. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN

The Company’s second quarter cost of sales was $66.3 million for a gross margin of 30.1% compared to $73.5 million cost of sales and gross margin of 60.5% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of $32.4 million for the second quarter, compared to $39.2 million in the comparable quarter of the prior year.

Included in SG&A expenses for the second quarter are $4.2 million for the mining segment compared to $5.2 million for the comparable quarter of the prior year and $28.2 million for the retail segment compared to $34.0 million for the comparable quarter of the prior year. For the mining segment, the decrease was primarily due to a reduction in discretionary spending. For the retail segment, the decrease was due to a combination of an adjustment to incentive based compensation and reduced advertising and selling expenses. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES

The Company recorded a net income tax recovery of $5.7 million during the second quarter, compared to a net income tax expense of $24.2 million in the comparable quarter of the prior year. The Company’s effective income tax rate for the quarter, excluding Harry Winston’s retail segment, is 9%, which is based on a statutory income tax rate of 30% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, earnings subject to tax different than the statutory rate, impact of income allocated to non-controlling interest and impact of dilution loss.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the second quarter, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $19.0 million on the revaluation of the Company’s Canadian dollar denominated future income tax liability. This compares to an unrealized foreign exchange gain of $4.4 million in the comparable quarter of the prior year. The unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2029.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months ended	Three months ended
	July 31,	July 31,
	2009	2008
Statutory income tax rate	30%	31%
Northwest Territories mining royalty (net of income tax relief)	(1)%	8%
Impact of foreign exchange	(15)%	(4)%
Earnings subject to tax different than statutory rate	8%	(4)%
Changes in valuation allowance	– %	1%
Impact of dilution loss	(1)%	– %
Impact of income allocated to non-controlling interest	(2)%	– %
Assessments and adjustments	(2)%	– %
Other items	– %	1%
Effective income tax rate	17%	33%

CONSOLIDATED INTEREST AND FINANCING EXPENSES

Interest and financing expenses of $3.0 million were incurred during the second quarter compared to $5.4 million during the comparable quarter of the prior year. The Company repaid the full amount of $74.2 million of the mining segment’s senior secured term and revolving credit facilities with the March 31, 2009 closing of the Kinross transaction.

CONSOLIDATED OTHER INCOME

Other income of $0.1 million was recorded during the quarter compared to $0.8 million in the comparable quarter of the prior year.

CONSOLIDATED DILUTION LOSS

The Company recorded a further non-cash dilution loss of $0.5 million as a result of a final working capital adjustment to the subscription price for the investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine.

CONSOLIDATED FOREIGN EXCHANGE LOSS

A net foreign exchange loss of $25.3 million was recognized during the quarter compared to a net foreign exchange gain of $5.3 million in the comparable quarter of the prior year. The loss relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at July 31, 2009. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

Six Months Ended July 31, 2009 Compared to Six Months Ended July 31, 2008

CONSOLIDATED NET EARNINGS

The Company recorded a consolidated net loss for the six months ended July 31, 2009 of $69.6 million or $0.97 per share compared to net earnings of $71.2 million or $1.17 per share for the six months ended July 31, 2008. Consolidated net loss for the six months ended July 31, 2009 included a non-cash dilution loss of $34.8 million or $0.49 per share as a result of the investment by Kinross Gold Corporation in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine. The consolidated net loss also includes a net foreign exchange loss primarily on future income tax liabilities of $31.1 million or $0.44 per share, compared to a net foreign exchange gain of $5.5 million or $0.09 per share in the comparable period of the prior year.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

CONSOLIDATED SALES

Sales for the six months ended July 31, 2009 totalled $204.4 million, consisting of rough diamond sales of $103.6 million and retail segment sales of $100.8 million. This compares to sales of $342.2 million for the six months ended July 31, 2008 (rough diamond sales of $186.4 million and retail segment sales of $155.8 million). See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN

The Company’s cost of sales for the six months ended July 31, 2009 was $150.2 million for a gross margin of 26.5% compared to $146.7 million cost of sales and gross margin of 57.1% for the comparable period of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The Company incurred SG&A expenses of $68.1 million for the six months ended July 31, 2009, compared to $82.5 million for the six months ended July 31, 2008.

Included in SG&A expenses for the six months ended July 31, 2009 are $9.7 million for the mining segment compared to $12.4 million for the comparable period of the prior year and $58.4 million for the retail segment compared to $70.1 million for the comparable period of the prior year. For the mining segment, the decrease was primarily due to reduced incentive based compensation and a reduction in discretionary spending. For the retail segment, the decrease was due to a combination of an adjustment to incentive based compensation and reduced advertising and selling expenses. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES

The Company recorded a net income tax recovery of $8.8 million during the six months ended July 31, 2009, compared to a net income tax expense of $37.5 million in the comparable period of the prior year. The Company’s effective income tax rate for the six months ended July 31, 2009, excluding Harry Winston’s retail segment, is 6%, which is based on a statutory income tax rate of 30% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, earnings subject to tax different than the statutory rate, impact of income allocated to non-controlling interest and impact of dilution loss.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the six months ended July 31, 2009, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $23.0 million on the revaluation of the Company’s Canadian dollar denominated future income tax liability. This compares to an unrealized foreign exchange gain of $5.3 million in the comparable period of the prior year. The unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

During the six months ended July 31, 2009, the Company recorded a non-cash dilution loss of $34.8 million as a result of the investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine. The dilution loss is not deductible for Canadian tax purposes and hence no tax recovery was recorded against the dilution loss. In addition, a certain portion of the Company’s earnings and loss before income taxes is allocated to Kinross as a result of its investment of an indirect interest in the Diavik Diamond Mine. As a result, the tax impact of the income allocated to non-controlling interest is recorded as a reconciling item in the tax rate reconciliation.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2029.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Six months ended	Six months ended
	July 31,	July 31,
	2009	2008
Statutory income tax rate	30%	31%
Northwest Territories mining royalty (net of income tax relief)	– %	10%
Impact of foreign exchange	(6)%	(4)%
Earnings subject to tax different than statutory rate	4%	(4)%
Changes in valuation allowance	(1)%	1%
Impact of dilution loss	(13)%	–%
Impact of income allocated to non-controlling interest	(2)%	–%
Assessments and adjustments	(1)%	1%
Effective income tax rate	11%	35%

CONSOLIDATED INTEREST AND FINANCING EXPENSES

Interest and financing expenses of $6.7 million were incurred during the six months ended July 31, 2009 compared to $10.8 million during the comparable period of the prior year. The Company repaid the full amount of $74.2 million of the mining segment’s senior secured term and revolving credit facilities with the March 31, 2009 closing of the Kinross transaction.

CONSOLIDATED OTHER INCOME

Other income of $0.4 million was recorded during the six months ended July 31, 2009 compared to $1.1 million in the comparable period of the prior year.

CONSOLIDATED INSURANCE SETTLEMENT

The Company received the remaining insurance settlement of $3.3 million related to the December 2008 robbery at the Harry Winston Paris salon during the six months ended July 31, 2009.

CONSOLIDATED DILUTION LOSS

During the six months ended July 31, 2009, the Company recorded a non-cash dilution loss of $34.8 million as a result of the investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine.

CONSOLIDATED FOREIGN EXCHANGE LOSS

A net foreign exchange loss of $31.1 million was recognized during the six months ended July 31, 2009 compared to a net foreign exchange gain of $5.5 million in the comparable period of the prior year. The current year to date loss relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at July 31, 2009. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining

The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Six	Six
									months	months
									ended	ended
	2010	2010	2009	2009	2009	2009	2008	2008	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2009	2008
Sales	$45,941	$57,690	$51,100	$90,716	$105,014	$81,393	$103,238	$122,711	$103,631	$186,407
Cost of sales	40,049	57,256	34,612	40,617	32,390	32,150	36,962	45,985	97,305	64,540
Gross margin	5,892	434	16,488	50,099	72,624	49,243	66,276	76,726	6,326	121,867
Gross margin (%)	12.8%	0.8%	32.3%	55.2%	69.2%	60.5%	64.2%	62.5%	6.1%	65.4%
Selling, general and administrative expenses	4,182	5,503	4,430	3,114	5,151	7,208	5,663	6,748	9,685	12,359
Earnings (loss) from operations	$1,710	$(5,069)	$12,058	$46,985	$67,473	$42,035	$60,613	$69,978	$(3,359)	$109,508

Three Months Ended July 31, 2009 Compared to Three Months Ended July 31, 2008

MINING SALES

Rough diamond sales for the quarter totalled $46.0 million compared to $105.0 million in the comparable quarter of the prior year resulting from a combination of a 36% decrease in rough diamond prices and a 31% decrease in volume of carats sold. Rough diamond prices have increased over the market low seen in the first quarter of this year but remain significantly lower than the prices achieved in the comparable quarter of the prior year. Rough diamond production during the quarter was significantly lower than the comparable quarter of the prior year due to a planned decrease in ore production reflecting the softness in the rough diamond market.

The Company held two primary rough diamond sales in the second quarter, consistent with the comparable quarter of the prior year. The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of primary and secondary sales events conducted at each sales location during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN

The Company’s second quarter cost of sales was $40.0 million resulting in a gross margin of 12.8% compared to $32.4 million cost of sales and gross margin of 69.2% in the comparable quarter of the prior year. The increase in cost of sales, attributable to mining costs, resulted primarily from the costs associated with preparing the A-418 kimberlite pipe for commercial production being capitalized in the comparable quarter of the prior year. These same activities have been recorded as direct operating costs in the current quarter. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses for the mining segment decreased by $1.0 million from the comparable period of the prior year primarily due to a reduction in discretionary spending.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Six Months Ended July 31, 2009 Compared to Six Months Ended July 31, 2008

MINING SALES

Rough diamond sales for the six months ended July 31, 2009 totalled $103.6 million compared to $186.4 million in the comparable period of the prior year resulting from a 49% decrease in rough diamond prices. During the first quarter of the fiscal year, rough diamond prices were at their lowest level since the Diavik Diamond Mine began operation. In addition, the Company’s achieved prices were particularly low in the first quarter as the sales mix contained a significant proportion of lower value goods carried in inventory from January 31, 2009. Rough diamond prices have increased over the market low seen in the first quarter but remain significantly lower than the prices achieved in the comparable period of the prior year. Rough diamond production during the six months was significantly lower than the comparable period of the prior year due to a planned decrease in ore production reflecting the softness in the rough diamond market.

The Company held four primary rough diamond sales during the six months ended July 31, 2009, consistent with the comparable period of the prior year. The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of primary and secondary sales events conducted at each sales location during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN

For the six months ended July 31, 2009, cost of sales was $97.3 million resulting in a gross margin of 6.1% compared to $64.5 million cost of sales and gross margin of 65.4% in the comparable period of the prior year. The increase in cost of sales, attributable to mining costs, resulted primarily from the costs associated with preparing the A-418 kimberlite pipe for commercial production being capitalized in the comparable period of the prior year. These same activities have been recorded as direct operating costs in the current year. Also included in cost of sales for the six months ended July 31, 2009 is $9.8 million related to goods carried in inventory at January 31, 2009, which were sold subsequent to year end. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses for the mining segment decreased by $2.7 million from the comparable period of the prior year primarily due to reduced incentive based compensation and a reduction in discretionary spending.

Mining Segment Operational Update

Ore production for the second calendar quarter consisted of 0.7 million carats produced from 0.13 million tonnes of ore from the A-154 South kimberlite pipe and 0.8 million carats produced from 0.25 million tonnes of ore from the A-418 kimberlite pipe. Rough diamond production was significantly lower than the second calendar quarter from the prior year as a result of the plan to reduce mining activity to reflect the softness in the rough diamond market. Average grade increased slightly to 3.7 carats per tonne from 3.5 carats per tonne. The increase in average grade was primarily driven by a significant increase in the grade of the ore from the A-154 South kimberlite pipe.

During the second calendar quarter, open pit mining and processing of the A-154 South and A-418 kimberlite pipes continued. The Diavik Diamond Mine was subsequently shut down from July 14, 2009 to August 24, 2009 inclusive. General upkeep of the open pits and haulage roads was maintained during the summer shutdown. Pre-delivery of ore to the processing plant was carried out in preparation for the late-August resumption of production.

Work continued on the underground pump stations and associated pipelines as well as the related surface works, including commissioning of the new crusher plant, expanded water treatment and power generation plants. The underground mine is on track to commence operation in the first calendar quarter of 2010.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
Diamonds recovered (000s carats)	568	1,009	1,282	1,723
Grade (carats/tonne)	3.73	3.52	3.97	3.74

Mining Segment Outlook

A mine plan and revised budget for calendar 2009 was approved in the first quarter of calendar 2009 by both Rio Tinto plc, the operator of the Diavik Diamond Mine, and the Company. The updated plan incorporates various production options that will enable the operation to adapt to changes in the diamond market. The plan allows for changes to carat production by varying the mix of ore that comes from the A-418 kimberlite pipe and the higher grade A-154 South pit. The plan incorporates a six-week summer shutdown and a contemplated second six-week shutdown at year end. A new mining technique is under consideration for the potential mining of the A-21 resource, and exploration work has identified extensions at depth to the A-418 and A-154 North kimberlite pipes.

The summer shutdown was July 14, 2009 to August 24, 2009 inclusive and will reduce goods available for sale by the Company in the third quarter of fiscal 2010. Some site activity was continued where cost effective, such as planned work associated with the processed kimberlite containment facility and essential equipment maintenance.

As a result of the summer shutdown, the Company expects to hold one primary rough diamond sale in the third quarter compared to three primary rough diamond sales in the comparable quarter of the prior year. The Company plans to hold three primary rough diamond sales in the fourth quarter (total fiscal 2010 rough diamond sales of eight) compared to two primary rough diamond sales in the fourth quarter of the prior year (total fiscal 2009 rough diamond sales of nine).

PRICING

The rough diamond market experienced a robust recovery during the second quarter and pricing improved significantly. The current tone in the market has encouraged diamond producers to sell-down inventory, but this has not led to lower prices. The Company believes that rough and polished diamond prices are now in balance. Further price increases will be led by recovering consumer demand.

PRODUCTION

In calendar 2009, it is estimated that 1.3 million tonnes of open pit ore will be mined, the majority of which will come from the A-418 kimberlite pipe, with the remaining production coming from the A-154 South open pit. Total carat production is expected to be between 5 and 6 million carats on a 100% basis.

The turmoil in the rough diamond market over the last year has required the Diavik Diamond Mine operating team to maintain a flexible and nimble approach to production planning. Since the market has improved substantially and consistently since the end of the first quarter, there is now a new plan under consideration for the balance of this calendar year and next year which would, if adopted, see a reversal of the winter shutdown and delivery of approximately 7.5 million carats during calendar 2010.

Looking beyond calendar 2010, the objective is to feed a 2 million tonne per year processing capability with a combination of underground and open pit production. As underground capacity ramps up to approximately 1.5 million tonnes per year, open pit production will synchronously decline to 0.5 million tonnes per year from the A-418 open pit until this pit is finally closed at the end of calendar 2012. The feasibility of mining the upper part of A-21 is now under review with the objective that it becomes the supplemental ore source to underground production beyond 2012.

To extend production beyond 2022 will be dependent on bringing resources and exploratory tonnages into reserves.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

COST OF SALES

Cost of sales for the mining segment for fiscal 2009 included proceeds of an insurance settlement related to a Diavik Diamond Mine shovel fire and significant costs attributable to development activity versus production activity during the A-418 pre-production period. After adjusting for these factors, the Company expects cost of sales for the mining segment to increase in fiscal 2010 by an estimated 10% to approximately $185 million. The 10% increase is due in part to year-end operating costs that would normally be carried over as cost of sales in the next fiscal year being expensed in the current year due to the planned winter shutdown, and costs associated with unsold inventory at the end of fiscal 2009.

CAPITAL EXPENDITURES

During the next three years, HWDLP’s 40% share of the planned capital expenditure is expected to be approximately $135 million at an assumed average Canadian/US dollar exchange rate of $0.91. HWDLP’s portion of capital expenditure for the fiscal year ending January 31, 2010 is expected to be $49 million at an assumed average Canadian/US dollar exchange rate of $0.88, the majority of which is related to underground development. During the first six months of fiscal 2010, HWDLP’s share of underground capital expenditures was $33.5 million.

Although underground development is substantially completed, limited production is not expected to commence until calendar 2010. Further development work that will allow for optimum production levels through the use of different mining methods is expected to be undertaken throughout calendar 2010 and 2011. The Company expects to contribute $57 million over the following two years in support of underground development, assuming an average Canadian/US dollar exchange rate of $0.90. The balance of expected capital expenditures during this period represents sustaining requirements.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Retail

The retail segment includes sales from Harry Winston salons, which are located in prime markets around the world including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and four salons in Asia outside of Japan: Beijing, Taipei, Hong Kong and Singapore.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Six months	Six months
									ended	ended
	2010	2010	2009	2009	2009	2009	2008	2008	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2009	2008
Sales	$48,835	$51,953	$67,299	$57,907	$81,105	$74,686	$84,957	$53,767	$100,788	$155,791
Cost of sales	26,245	26,688	34,296	31,062	41,152	40,999	46,675	28,606	52,933	82,151
Gross margin	22,590	25,265	33,003	26,845	39,953	33,687	38,282	25,161	47,855	73,640
Gross margin (%)	46.3%	48.6%	49.0%	46.4%	49.3%	45.1%	45.1%	46.8%	47.5%	47.3%
Selling, general and administrative expenses	28,198	30,246	34,969	30,884	34,043	36,077	39,831	28,791	58,444	70,120
Earnings (loss) from operations	$(5,608)	$(4,981)	$(1,966)	$(4,039)	$5,910	$(2,390)	$(1,549)	$(3,630)	$(10,589)	$3,520

Three Months Ended July 31, 2009 Compared to Three Months Ended July 31, 2008

RETAIL SALES

Sales for the second quarter were $48.8 million compared to $81.1 million for the comparable quarter of the prior year, a decrease of 40%. Sales in the US market decreased 48% to $15.0 million, European sales decreased 44% to $17.7 million, and Asian sales decreased 21% to $16.1 million.

RETAIL COST OF SALES AND GROSS MARGIN

Cost of sales for the retail segment or the second quarter was $26.2 million compared to $41.2 million for the comparable quarter of the prior year. Gross margin for the quarter was $22.6 million or 46.3% compared to $40.0 million or 49.3% for the second quarter of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the second quarter and the comparable quarter of the prior year would have been 47.1% and 51.3%, respectively. Gross margin in the second quarter was impacted by a combination of lower sales and the fixed cost leverage in cost of sales.

RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses decreased to $28.2 million from $34.0 million in the comparable quarter of the prior year and from $30.2 million in the first quarter of this fiscal year. The decrease was due to an adjustment to incentive based compensation, reduced advertising and selling expenses, savings from staff reductions and reductions in discretionary spending. SG&A expenses include depreciation and amortization expense of $3.2 million, consistent with the comparable quarter of the prior year.

Six Months Ended July 31, 2009 Compared to Six Months Ended July 31, 2008

RETAIL SALES

Sales for the six months ended July 31, 2009 were $100.8 million compared to $155.8 million for the comparable period of the prior year, a decrease of 35%. Sales in the European market decreased 42% to $37.0 million, US sales decreased 37% to $33.8 million, and Asian sales decreased 22% to $30.0 million.

RETAIL COST OF SALES AND GROSS MARGIN

Cost of sales for the retail segment for the six months ended July 31, 2009 was $52.9 million compared to $82.2 million for the comparable period of the prior year. Gross margin for the six months ended July 31, 2009 was $47.9 million or 47.5% compared to $73.6 million or 47.3% for the comparable period of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the six months ended July 31, 2009 and the comparable period of the prior year would have been 48.4% and 49.4%, respectively.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses decreased to $58.4 million from $70.1 million in the comparable period of the prior year. The decrease was due to an adjustment to incentive based compensation, reduced advertising and selling expenses, savings from staff reductions and reductions in discretionary spending. SG&A expenses include depreciation and amortization expense of $6.3 million, consistent with the comparable quarter of the prior year.

Retail Segment Operational Update

During the second quarter, the retail segment recorded a 40% decline in sales compared with the comparable quarter of the prior year. The decline in sales was consistent throughout most regions except for the Japan market, where sales were only 5% below the comparable period of the prior year. In response to the challenging economic environment, the retail segment has reduced inventory levels as well as capital expenditures. In addition, a series of cost reduction measures have been implemented to better align the retail cost structure with the current economic environment. The retail salon network expansion plan for the year is limited to the Singapore salon, which opened in July 2009, bringing the retail network to 19 salons.

Retail Segment Outlook

Harry Winston Inc. expects the economic environment to remain challenging over the remainder of the year. Many retailers are anticipating fourth quarter sales to improve over last year’s disappointing holiday season. The retail segment will continue cost- reduction initiatives, strict controls over inventory purchasing and reductions in capital expenditures.

With the approach of the holiday season, Harry Winston Inc. is optimistic that its new collections of jewelry and watches will be well received by customers. The cost-reduction initiatives taken in response to the recession, coupled with the strength of the Harry Winston brand, are aimed at delivering a higher level of sustainable profitability for the retail segment during the anticipated economic recovery. The Company is committed to continue building the Harry Winston brand over the long term.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Liquidity and Capital Resources

Working Capital

As at July 31, 2009, the Company had unrestricted cash and cash equivalents of $67.9 million and contingency cash collateral and reserves of $0.3 million, compared to $16.7 million and $30.1 million, respectively, at January 31, 2009. The Company had cash on hand and balances with banks of $65.0 million and short-term investments of $2.9 million at July 31, 2009. The short-term investments were held in overnight deposits. Total cash resources were impacted by the $150.0 million net investment by Kinross and the subsequent repayment by the Company of the mining segment’s $74.2 million senior secured term and revolving credit facilities on March 31, 2009.

During the quarter ended July 31, 2009, the Company reported a use of cash from operations of $20.0 million, compared to a source of cash of $46.2 million in the comparable quarter of the prior year. The current quarter use of cash resulted from a combination of a significant reduction in net earnings and in income taxes payable.

Working capital increased to $296.6 million at July 31, 2009 from $195.1 million at January 31, 2009. During the second quarter, the Company increased accounts receivable by $0.9 million; increased prepaid expenses and other current assets by $0.8 million; decreased inventory by $18.3 million; decreased accounts payable and accrued liabilities by $18.9 million; and decreased income taxes payable by $25.5 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable.

With the closing of the Kinross transaction and the repayment in full of the mining segment’s senior secured credit facilities, the Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next 12 months.

Financing Activities

As at July 31, 2009, Harry Winston Inc. had $151.5 million outstanding on its $250.0 million secured five-year revolving credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents a decrease of $28.1 million from the amount outstanding at January 31, 2009.

Also included in long-term debt of the Company’s retail operations is a 25-year loan agreement for CHF 17.5 million ($16.1 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. At July 31, 2009, $15.3 million was outstanding compared to $14.7 million at January 31, 2009. The bank has a secured interest in the factory building. In addition, the Company has a demand credit facility of CHF 2.0 million ($1.8 million), supported by a $2.0 million standby letter of credit. At July 31, 2009, $1.4 million was outstanding compared to $0.5 million at January 31, 2009.

Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to ¥2,065 million ($21.7 million). At July 31, 2009, $21.7 million had been drawn against these facilities and classified as bank advances compared to $23.1 million at January 31, 2009, $5.5 million of which was long term.

At July 31, 2009, $0.8 million was drawn under the Company’s revolving financing facility relating to its Indian subsidiary, Harry Winston Diamond (India) Private Limited. No amounts were outstanding under the revolving financing facility for its Belgian subsidiary, Harry Winston Diamond International N.V. at July 31, 2009. During the second quarter, the Company repaid the revolving financing facility for its Israeli subsidiary, Harry Winston Diamond (Israel) Limited, and the facility was subsequently cancelled. At January 31, 2009, $18.4 million, $4.7 million and $1.5 million were drawn under the Company’s revolving financing facilities relating to Harry Winston Diamond International N.V., Harry Winston Diamond (Israel) Limited and Harry Winston Diamond (India) Private Limited, respectively.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Investing Activities

During the second quarter, the Company purchased capital assets of $15.8 million, of which $14.7 million were purchased for the mining segment and $1.1 million for the retail segment.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. HWDLP’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2009 to 2013, is approximately $160 million assuming a Canadian/US average exchange rate of $0.93 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a)(b)	$205,029	$8,513	$16,463	$162,865	$17,188
Environmental and participation agreements incremental commitments (c)	88,041	73,127	2,970	1,150	10,794
Operating lease obligations (d)	109,427	18,817	27,085	19,495	44,030
Capital lease obligations (e)	1,027	687	340	–	–
Total contractual obligations	$403,524	$101,144	$46,858	$183,510	$72,012

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility. There are no scheduled repayments required before maturity. At July 31, 2009, $151.1 million had been drawn against this secured credit facility which expires on March 31, 2013.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($16.1 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($3.2 million) loan and a CHF 14.0 million ($12.9 million) loan. The CHF 3.5 million loan bears interest at a rate of 3.9% and matures on April 22, 2013 (extended from April 22, 2010). The CHF 14.0 million loan bears interest at a rate of 3.55% and matures on January 31, 2033. At July 31, 2009, $15.3 million was outstanding on the loan agreement compared to $14.7 million at January 31, 2009. The bank has a secured interest in the factory building. In addition, the Company has a demand credit facility of CHF 2.0 million ($1.8 million), supported by a $2.0 million standby letter of credit. The demand credit facility bears interest at a rate of 5.0% per annum. At July 31, 2009, $1.4 million was outstanding, compared to $0.5 million at January 31, 2009.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks, each amounting to ¥1,490 million ($15.6 million). At July 31, 2009, $15.6 million had been drawn against these facilities and classified as bank advances. The credit facilities amounting to $7.8 million, $2.6 million and $5.2 million, bear interest at 1.98%, 1.98% and 2.38%, respectively, and expired on August 31, 2009 (subsequently extended to September 30, 2009), October 30, 2009 and June 28, 2010, respectively. Harry Winston Japan, K.K. also maintains a secured credit agreement amounting to ¥575 million ($6.1 million) classified as bank advances. The facility is secured by inventory owned by Harry Winston Japan, K.K., bears interest at 2.15% and expires on December 18, 2009.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.1 million quarterly, and may be prepaid at any time. On July 31, 2009, $7.4 million was outstanding on the mortgage payable.

(b)

Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at July 31, 2009, and have been included under long-term debt in the table above. Interest payments for the next 12 months are approximated to be $7.4 million.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which HWDLP’s share as at July 31, 2009 was $71.8 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons, office space and long-term leases for property, land, office premises and a fuel tank farm at the Diavik Diamond Mine. Harry Winston Inc.’s New York salon lease expires on December 17, 2010 with an option to renew.

(e)	Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. retail exhibit space.

Dividend

On March 19, 2009, the Company announced that it has suspended its dividend for the time being.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Risks and Uncertainties

Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Management’s Discussion and Analysis and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition:

Nature of Mining

The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI

Harry Winston Diamond Limited Partnership holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. Harry Winston Diamond Limited Partnership is owned 77.5% by the Company and 22.5% by Kinross Gold Corporation. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Agreement with Kinross

Under the amended partnership agreement of HWDLP, the general partner is entitled to request that the partners in the partnership advance funds to the partnership pro rata based on their holdings of partnership units for the purpose of satisfying the partnership’s obligations under various contractual commitments, including those deriving from the joint arrangement between DDMI and the partnership. The partners may unanimously determine to fund any cash call by way of a loan rather than equity contribution. If a partner fails to contribute its proportion of funds with respect to a cash call, the non-defaulting partner or partners will have the option, but not the obligation, to fund the defaulting partner’s portion of the cash call by way of equity contribution or loan or a combination of the two; provided that if any equity contribution is made, the non-defaulting partner’s interest in the partnership will be increased proportionately through the issuance of additional partnership units.

As DDMI, under the joint arrangement between DDMI and the partnership, is able to determine the timing and scope of future project capital expenditures and to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet, the Company’s interest in HWDLP could be diluted under the amended partnership agreement as a result of a failure by the Company to meet cash call requirements imposed by the amended partnership agreement.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Diamond Prices and Demand for Diamonds

The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its retail operations. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, prolonged credit market disruptions or the occurrence of terrorist or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or in diamonds available for sale could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

Cash Flow and Liquidity

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment

The Company’s financial results are tied to the global economic environment. The global markets are experiencing the impact of a significant US and international economic downturn. This could restrict the Company’s growth opportunities both domestically and internationally. Should economic conditions not improve or further deteriorate, the Company could experience revenue pressure across both its business segments and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licenses and Permits

The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licenses and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water License was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, which is also the operator of the Diavik Diamond Mine, will be able to renew this license and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licenses and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Regulatory and Environmental Risks

The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government has established a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Reliance on Skilled Employees

Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

The Company’s success at marketing rough diamonds and in operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating its retail segment.

Expansion of the Existing Salon Network

A key component of the Company’s retail strategy is the expansion of its salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston Inc. There can be no assurance that the expansion of the salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment

The Company is exposed to competition in the retail diamond market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of Canadian generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. There have been no changes to the Company’s critical accounting policies or estimates from those disclosed in the Company’s MD&A for its fiscal year ended January 31, 2009.

Changes in Accounting Policies

Goodwill and Intangibles Assets

On February 1, 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company adopted the new standard effective February 1, 2009. This standard has had no material impact on the consolidated financial statements.

Recently Issued Accounting Standards

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”. This abstract requires companies to take each counterparty’s credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company applied this EIC for the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on the capitalization of exploration costs related to mining properties and the subsequent impairment review of capitalized exploration costs. The Company applied this EIC for the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Financial Instruments

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments - Disclosures”, to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risk. The changes are effective for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently assessing the impact of this amendment on the consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian Generally Accepted Accounting Principles (“GAAP”) for financial periods beginning on or after January 1, 2011. Accordingly, commencing February 1, 2011, the Company will convert over to IFRS and prepare its first financial statements in accordance with IFRS for the three-month period ended April 30, 2011, with comparative information also prepared under IFRS.

The conversion project from Canadian GAAP to IFRS is led by finance management, and includes representatives from various areas of the Company as necessary to plan for and achieve a smooth transition. The Company has engaged the services of a third party expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project is in place. The conversion project consists of three phases:

Assessment Phase – This phase involves a review of accounting differences between Canadian GAAP and IFRS; an evaluation of IFRS 1 exemptions for first time IFRS adopters; and a high-level impact assessment on systems and business processes.

Design Phase – This phase involves prioritizing and resolving accounting treatment issues; quantifying the impact of converting to IFRS; reviewing and approving accounting policy choices; performing a detailed impact assessment on systems and processes; designing system and business process changes; developing IFRS training material; and drafting IFRS financial statement content.

Implementation Phase – This phase involves changes to systems and business processes; determining the opening IFRS transition balance sheet; dual accounting under both Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

Although the Company’s IFRS conversion project consists of three sequential phases, certain aspects of each phase sometimes occur concurrently, resulting in the analysis of certain areas being further developed than in other areas.

EXPECTED ACCOUNTING DIFFERENCES BETWEEN CANADIAN GAAP & IFRS

At July 31, 2009, the Company had substantially completed the Assessment Phase of its IFRS conversion project. The following areas have been identified where the accounting differences between Canadian GAAP and existing IFRS may have an impact on the Company’s consolidated financial statements. The accounting differences described below should not be regarded as a complete list of areas that may be impacted by the transition to IFRS. Analysis of accounting differences is still in progress, particularly where choices of accounting policies are available.

Property, plant and equipment – Separate accounting for components of property, plant and equipment is more vigorously applied and broader under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Exploration and evaluation – IFRS 6, “Exploration for and Evaluation of Mineral Resources”, allows an entity to either develop a new accounting policy for exploration and evaluation expenditures consistent with IFRS requirements or continue to follow the Company’s existing policy.

Income taxes – Existing IFRS requires the recognition of deferred taxes in situations not required under Canadian GAAP. Specifically, a deferred tax liability (asset) is recognized for exchange gains and losses relating to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates. Similar timing differences are also recognized for the difference in tax bases between jurisdictions as a result of intra-group transfer of assets.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Asset impairment – Under IFRS, assets are tested for impairment either individually or within cash generating units. This approach reflects the smallest group of assets capable of generating largely independent cash inflows, which may differ from asset groups under Canadian GAAP. Impairment charges relating to long-lived assets may be more frequent under IFRS as the cash flow test for recoverability is based on a one step discounted cash flow approach. Impairment under IFRS is recognized if the carrying amount exceeds the higher of fair value less cost to sell, or value in use. Reversal of impairment charges is required under IFRS if the circumstances leading to the impairment have changed.

In addition, the International Accounting Standards Board has a number of ongoing projects that could result in the issuance of new IFRS that could affect the ultimate differences between Canadian GAAP and IFRS. In particular, we expect that there may be revised IFRS issued and in effect in relation to joint arrangements and income taxes. The Company is monitoring these international accounting developments.

The Company also anticipates a significant increase in disclosure within its consolidated financial statements resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

FIRST TIME ADOPTION OF IFRS

IFRS 1, “First Time Adoption of International Financial Reporting Standards” (“IFRS 1”), provides mandatory guidance that generally requires full retrospective application of the IFRS and interpretations from the date of transition, February 1, 2010. All material accounting differences leading up to February 1, 2010 between Canadian GAAP and IFRS will be eliminated generally through opening retained earnings at the date of transition. However, IFRS 1 allows certain optional exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. The Company is continuing to evaluate the IFRS 1 optional exemptions available.

At this time, the impact on the Company’s financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion areas identified. From the perspective of the Company’s systems and controls, no significant impact has currently been identified from management’s high-level impact assessment on systems and business processes carried out to date.

Outstanding Share Information

As at July 31, 2009
Authorized	Unlimited
Issued and outstanding shares	76,588,592
Options outstanding	3,234,179
Fully diluted	79,822,771

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Balance Sheets

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	July 31,	January 31,
	2009	2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 3)	$67,903	$16,735
Cash collateral and cash reserves (note 3)	288	30,145
Accounts receivable (note 13)	18,031	66,980
Inventory and supplies (note 4)	321,113	346,235
Prepaid expenses and other current assets	52,416	48,130
	459,751	508,225
Mining capital assets	812,914	800,358
Retail capital assets	65,304	68,258
Intangible assets, net (note 6)	129,929	130,752
Other assets	15,082	15,644
Future income tax asset	50,038	43,338
	$1,533,018	$1,566,575
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$90,542	$118,390
Income taxes payable	47,656	76,987
Bank advances	23,883	42,621
Current portion of long-term debt (note 7)	1,109	75,097
	163,190	313,095
Long-term debt (note 7)	173,065	205,625
Future income tax liability	291,601	303,284
Other long-term liability	1,958	1,946
Future site restoration costs	40,105	39,506
Non-controlling interest (note 1)	180,068	280

Shareholders’ Equity:
Share capital (note 8)	426,281	381,541
Contributed surplus	17,357	16,079
Retained earnings	213,572	283,177
Accumulated other comprehensive income	25,821	22,042
	683,031	702,839
Commitments and guarantees (note 9)
	$1,533,018	$1,566,575
See accompanying notes to consolidated financial statements.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Earnings

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2009	2008	2009	2008
Sales	$94,776	$186,119	$204,419	$342,198
Cost of sales	66,294	73,542	150,238	146,691
Gross margin	28,482	112,577	54,181	195,507
Selling, general and administrative expenses	32,380	39,194	68,129	82,479
Earnings (loss) from operations	(3,898)	73,383	(13,948)	113,028
Interest and financing expenses	(2,998)	(5,366)	(6,697)	(10,819)
Other income	83	815	364	1,061
Insurance settlement (note 13)	–	–	3,250	–
Dilution loss (note 14)	(539)	–	(34,761)	–
Foreign exchange gain (loss)	(25,274)	5,301	(31,113)	5,456
Earnings (loss) before income taxes	(32,626)	74,133	(82,905)	108,726
Income tax expense– Current	2,019	27,589	1,194	49,089
Income tax recovery – Future	(7,681)	(3,404)	(9,976)	(11,568)
Earnings (loss) before non-controlling interest	(26,964)	49,948	(74,123)	71,205
Non-controlling interest (note 1)	(2,443)	1	(4,518)	2
Net earnings (loss)	$(24,521)	$49,947	$(69,605)	$71,203
Earnings (loss) per share
Basic	$(0.32)	$0.81	$(0.97)	$1.17
Fully diluted	$(0.32)	$0.81	$(0.97)	$1.17
Weighted average number of shares outstanding	76,579,975	61,372,091	71,509,367	60,655,424
See accompanying notes to consolidated financial statements.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Comprehensive Income

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2009	2008	2009	2008
Net earnings (loss)	$(24,521)	$49,947	$(69,605)	$71,203
Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax – nil)	3,693	(654)	3,779	1,935
Total comprehensive income (loss)	$(20,828)	$49,293	$(65,826)	$73,138

See accompanying notes to consolidated financial statements.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

     Consolidated Statements
of Changes in Shareholders’ Equity

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2009	2008	2009	2008
COMMON SHARES:
Balance at beginning of period	$426,299	$381,541	$381,541	$305,502
Issued during the period	(18)	–	44,740	76,039
Balance at end of period	426,281	381,541	426,281	381,541
CONTRIBUTED SURPLUS:
Balance at beginning of period	17,154	15,769	16,079	15,614
Stock option expense	203	137	1,278	292
Balance at end of period	17,357	15,906	17,357	15,906
RETAINED EARNINGS:
Balance at beginning of period	238,093	243,521	283,177	225,334
Net earnings (loss)	(24,521)	49,947	(69,605)	71,203
Dividends paid	–	(3,070)	–	(6,139)
Balance at end of period	213,572	290,398	213,572	290,398
ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance at beginning of period	22,128	27,801	22,042	25,212
Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax – nil)	3,693	(654)	3,779	1,935
Balance at end of period	25,821	27,147	25,821	27,147
Total Shareholders’ Equity	$683,031	$714,992	$683,031	$714,992
See accompanying notes to consolidated financial statements.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Cash Flows

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2009	2008	2009	2008
Cash provided by (used in):
Operating
Net earnings (loss)	$(24,521)	$49,947	$(69,605)	$71,203
Items not involving cash:
Amortization and accretion	16,971	16,778	34,646	30,733
Future income tax recovery	(7,681)	(3,404)	(9,976)	(11,568)
Stock-based compensation and pension expense	225	222	1,290	579
Foreign exchange loss (gain)	24,604	(5,677)	31,098	(6,251)
Loss on disposal of assets	–	19	–	489
Non-controlling interest	(2,443)	1	(4,518)	2
Dilution loss	539	–	34,761	–
Change in non-cash operating working capital	(27,729)	(11,679)	1,066	(4,671)
	(20,035)	46,207	18,762	80,516
Financing
Decrease in long-term debt	(74)	(14,691)	(122)	(27,168)
Increase (decrease) in revolving credit	(12,929)	25,235	(51,845)	180,425
Repayment of mining segment senior secured term and revolving credit facilities	–	–	(74,160)	–
Repayment of Harry Winston Inc. 2008 revolving credit facility	–	–	–	(159,109)
Distribution to Kinross	(6,750)	–	(6,750)	–
Dividends paid	–	(3,070)	–	(6,139)
Issue of common shares, net of issue costs	(18)	–	44,740	76,039
	(19,771)	7,474	(88,137)	64,048
Investing
Subscription of partnership units	(696)	–	125,095	–
Cash collateral and cash reserve	(28)	8,635	29,857	312
Mining capital assets	(14,673)	(63,284)	(36,802)	(129,908)
Retail capital assets	(1,128)	(4,413)	(1,567)	(7,656)
Other assets	(525)	–	(307)	(1)
	(17,050)	(59,062)	116,276	(137,253)
Foreign exchange effect on cash balances	2,762	(77)	4,267	(621)
Increase (decrease) in cash and cash equivalents	(54,094)	(5,458)	51,168	6,690
Cash and cash equivalents, beginning of period (note 3)	121,997	61,776	16,735	49,628
Cash and cash equivalents, end of period (note 3)	$67,903	$56,318	$67,903	$56,318
Change in non-cash operating working capital
Accounts receivable	(863)	(6,459)	49,173	(4,727)
Prepaid expenses and other current assets	(835)	5,969	(4,936)	1,534
Inventory and supplies	18,345	(4,409)	25,121	(22,986)
Accounts payable and accrued liabilities	(18,911)	(3,864)	(31,018)	14,835
Income taxes payable	(25,465)	(2,916)	(37,274)	6,673
	$(27,729)	$(11,679)	$1,066	$(4,671)
Supplemental cash flow information
Cash taxes paid	$25,662	$30,373	$36,478	$42,568
Cash interest paid	$2,392	$4,390	$6,139	$8,798

See accompanying notes to consolidated financial statements.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Notes to Consolidated Financial Statements

JULY 31, 2009 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

NOTE 1:

Nature of Operations

Harry Winston Diamond Corporation (the “Company”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. As a result of the strategic investment by Kinross Gold Corporation (“Kinross”) of Toronto, Canada, described below, HWDLP is 77.5% owned by the Company and 22.5% owned by Kinross. Kinross’s 22.5% ownership is reported in the consolidated financial statements as part of non-controlling interest.

On March 31, 2009, Kinross made a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross subscribed for 15.2 million of the Company’s treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company’s issued equity post the transaction. Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a net effective subscription value of $103.7 million. With the closing of the Kinross transaction, the Company’s economic interest in the Diavik Diamond Mine is 31%.

The Company also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

NOTE 2:

Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended January 31, 2009, since these interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles (“GAAP”). Excluding adoption of the new accounting standards described below, these statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2009.

Adoption of New Accounting Standards and Developments

GOODWILL AND INTANGIBLE ASSETS

On February 1, 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company adopted the new standard effective February 1, 2009. This standard has had no material impact on the consolidated financial statements.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Recently Issued Accounting Standards

CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”. This abstract requires companies to take each counterparty’s credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company applied this EIC for the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

MINING EXPLORATION COSTS

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on the capitalization of exploration costs related to mining properties and the subsequent impairment review of capitalized exploration costs. The Company applied this EIC for the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

FINANCIAL INSTRUMENTS

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments - Disclosures”, to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risk. The changes are effective for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently assessing the impact of this amendment on the consolidated financial statements.

NOTE 3:

Cash Resources

	July 31,	January 31,
	2009	2009
Cash on hand and balances with banks	$65,024	$14,118
Short-term investments (a)	2,879	2,617
Total cash and cash equivalents	67,903	16,735
Cash collateral and cash reserves	288	30,145
Total cash resources	$68,191	$46,880

(a) Short-term investments are held in overnight deposits.

Total cash resources were impacted by the $150.0 million net investment by Kinross and the subsequent repayment of the mining segment’s senior secured term and revolving credit facilities on March 31, 2009.

NOTE 4:

Inventory and Supplies

	July 31, 2009	January 31, 2009
Rough diamond inventory	$13,145	$31,872
Merchandise inventory	232,068	240,419
Supplies inventory	75,900	73,944
Total inventory and supplies	$321,113	$346,235

During the six months ended July 31, 2009, the Company recorded a write-down of $4.1 million on rough diamond inventory (nil for the three months ended July 31, 2009), which was recorded in cost of sales.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 5:

Diavik Joint Venture

The following represents Harry Winston Diamond Limited Partnership’s 40% proportionate interest in the Joint Venture as at June 30, 2009 and December 31, 2008:

			July 31,	January 31,
			2009	2009
Current assets			$111,557	$105,612
Long-term assets			769,384	754,886
Current liabilities			34,140	38,808
Long-term liabilities and participant’s account			846,801	821,690

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2009	2008	2009	2008
Expenses net of interest income of $0.1 million (2008 – interest income of $0.1 million) (a) (b)	40,672	43,671	82,568	77,630
Cash flows resulting from (used in) operating activities	(38,608)	(33,830)	(58,014)	(61,221)
Cash flows resulting from financing activities	48,577	86,377	95,596	175,501
Cash flows resulting from (used in) investing activities	(15,951)	(50,181)	(39,242)	(114,973)

(a)	The Joint Venture only earns interest income.

(b)	Expenses net of interest income for the six months ended July 31, 2009 of $0.3 million (six months ended July 31, 2008 of $0.2 million).

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture, and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

NOTE 6:

Intangible Assets

	Amortization		Accumulated	July 31,	January 31,
	period	Cost	amortization	2009 net	2009 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	2,205	3,370	3,649
Store leases	65 to 105 months	5,639	4,440	1,199	1,743
Intangible assets		$136,574	$6,645	$129,929	$130,752

Amortization expense for the six months ended July 31, 2009 was $0.8 million ($1.1 million for the six months ended July 31, 2008).

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 7:

Long-Term Debt

	July 31,	January 31,
	2009	2009
Mining segment credit facilities	$–	$74,107
Harry Winston Inc. credit facilities	166,740	199,846
First mortgage on real property	7,434	6,769
Total long-term debt	174,174	280,722
Less current portion	(1,109)	(75,097)
	$173,065	$205,625

On March 31, 2009, with the closing of the Kinross transaction, the Company repaid all amounts outstanding on the mining segment’s senior secured term and revolving credit facilities.

NOTE 8:

Share Capital

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued

	Number of shares	Amount
Balance, January 31, 2009	61,372,092	$381,541
SHARES ISSUED FOR:
Cash	15,200,000	44,685
Cash on exercise of options	16,500	55
Balance, July 31, 2009	76,588,592	$426,281

(c)	Stock Options

During the six months ended July 31, 2009, the Company issued 1,674,000 stock options to officer and employees of the Company and its affiliates. These options vested 50% immediately; 25% will vest on the first anniversary date and the remaining 25% will vest on the second anniversary date of the date of grant. The maximum term of these options is 10 years. The Company estimated the fair value of the options granted using the Black-Scholes option pricing model. Compensation expense for stock options was $1.3 million for the six months ended July 31, 2009 ($0.3 for the six months ended July 31, 2008) and is presented as a component of selling, general and administrative expenses. The Company used historical exercise data to determine the expected term of the options granted.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

(d)	RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2009	108,599
AWARDS AND PAYOUTS DURING THE PERIOD (NET):
RSU awards	11,500
RSU payouts	(50,369)
Balance, July 31, 2009	69,730

DSU	Number of units
Balance, January 31, 2009	128,988
AWARDS AND PAYOUTS DURING THE PERIOD (NET):
DSU awards	44,714
DSU payouts	–
Balance, July 31, 2009	173,702

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
Expense (recovery) for the period	2009	2008	2009	2008
RSU	$77	$(174)	$17	$335
DSU	290	(330)	416	237
	$367	$(504)	$433	$572

During the six months ended July 31, 2009, the Company granted 11,500 RSUs and 44,714 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval or in accordance with employment contracts. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant.

NOTE 9:

Commitments and Guarantees

(a) Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP’s share of this funding requirement is $0.2 million for calendar 2009. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP’s share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at July 31, 2009 was $71.8 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

(b)	Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of 12 years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)	Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at Harry Winston Diamond Limited Partnership’s 40% ownership interest, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons, corporate office space, and long-term leases for property, land, office premises and a fuel tank farm at the Diavik Diamond Mine and are as follows:

2010	$92,631
2011	89,803
2012	88,702
2013	86,674
2014	86,908
Thereafter	132,071

NOTE 10:

Employee Benefit Plan

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
Expenses for the period	2009	2008	2009	2008
Defined benefit pension plan – Harry Winston retail segment	$454	$403	$958	$814
Defined contribution plan – Harry Winston retail segment	210	235	420	469
Defined contribution plan – Harry Winston mining segment	101	–	101	–
Defined contribution plan – Diavik Diamond Mine	223	285	401	497
	$988	$923	$1,880	$1,780

NOTE 11:

Capital Management

As part of the Kinross investment, the Company and Kinross have agreed to certain provisions regarding capital management for a period of two years following closing subject to earlier termination in specified circumstances. During this period, without Kinross’ consent not to be unreasonably withheld, the Company has agreed not to incur indebtedness in excess of a specified amount, subject to an exception for indebtedness incurred to finance an acquisition by the Company. In addition, the Company has agreed not to pay dividends and to limit the amount of funding it will provide to the retail segment. The capital management provisions do not in any way limit the Company’s ability to issue equity or equity-linked securities subject to compliance with Kinross’ pro rata participation right in such equity issuances.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 12:

Financial Instruments

The Company has various financial instruments comprising cash and cash equivalents, cash collateral and cash reserves, accounts receivable, accounts payable and accrued liabilities, bank advances and long-term debt.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents are designated as held-for-trading and are carried at fair value.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s long-term debt is fully secured; hence the fair value of this instrument at July 31, 2009 is considered to approximate its carrying value.

The carrying values of these financial instruments are as follows:

		July 31, 2009		January 31, 2009
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
FINANCIAL ASSETS:
Cash and cash equivalents	$67,903	$67,903	$16,735	$16,735
Cash collateral and cash reserves	288	288	30,145	30,145
Accounts receivable	18,031	18,031	66,980	66,980
	$86,222	$86,222	$113,860	$113,860
FINANCIAL LIABILITIES:
Accounts payable and accrued liabilities	$90,542	$90,542	$118,390	$118,390
Bank advances	23,883	23,883	42,621	42,621
Long-term debt	174,174	174,174	280,722	280,722
	$288,599	$288,599	$441,733	$441,733

NOTE 13:

Insurance Settlement

In December 2008, approximately $31.7 million in Company-owned and consigned retail inventory at cost was stolen during a second robbery at the Harry Winston Paris salon. Included in accounts receivable at January 31, 2009 is a $48.4 million receivable relating to the insurance settlement that was received in February 2009. The $3.3 million balance of the insurance claim was also received during the first quarter.

NOTE 14:

Dilution Loss

The Company recorded a non-cash dilution loss of $34.8 million with respect to the investment by Kinross of an indirect interest in the Diavik Diamond Mine.

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 15:

Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, for the three months ended July 31, 2009.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended July 31, 2009	Mining	Retail	Total
Revenue
Canada	$45,941	$–	$45,941
United States	–	15,035	15,035
Europe	–	17,688	17,688
Asia	–	16,112	16,112
Cost of sales	40,049	26,245	66,294
Gross margin	5,892	22,590	28,482
Gross margin (%)	12.8%	46.3%	30.1%
Selling, general and administrative expenses	4,182	28,198	32,380
Earnings (loss) from operations	1,710	(5,608)	(3,898)
Interest and financing expenses	(869)	(2,129)	(2,998)
Other income	79	4	83
Dilution loss	(539)	–	(539)
Foreign exchange gain (loss)	(26,525)	1,251	(25,274)
Segmented loss before income taxes	$(26,144)	$(6,482)	$(32,626)
Segmented assets as at July 31, 2009
Canada	$995,011	$–	$995,011
United States	–	365,424	365,424
Other foreign countries	13,899	158,684	172,583
	$1,008,910	$524,108	$1,533,018
Capital expenditures	$14,673	$1,128	$15,801
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(4,226)	$(3,455)	$(7,681)
Amortization and accretion	$13,760	$3,211	$16,971

Sales to three significant customers in the mining segment totalled $13.8 million for the three months ended July 31, 2009 ($12.2 million for the three months ended July 31, 2008).

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

For the three months ended July 31, 2008	Mining	Retail	Total
Revenue
Canada	$105,014	$–	$105,014
United States	–	28,984	28,984
Europe	–	31,636	31,636
Asia	–	20,485	20,485
Cost of sales	32,390	41,152	73,542
Gross margin	72,624	39,953	112,577
Gross margin (%)	69.2%	49.3%	60.5%
Selling, general and administrative expenses	5,151	34,043	39,194
Earnings from operations	67,473	5,910	73,383
Interest and financing expenses	(2,648)	(2,718)	(5,366)
Other income (expense)	816	(1)	815
Foreign exchange gain	5,187	114	5,301
Segmented earnings before income taxes	$70,828	$3,305	$74,133
Segmented assets as at July 31, 2008
Canada	$969,164	$–	$969,164
United States	–	464,792	464,792
Other foreign countries	35,200	167,361	202,561
	$1,004,364	$632,153	$1,636,517
Goodwill as at July 31, 2008	$–	$93,780	$93,780
Capital expenditures	$63,284	$4,413	$67,697
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(3,111)	$(293)	$(3,404)
Amortization and accretion	$13,689	$3,089	$16,778

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

For the six months ended July 31, 2009	Mining	Retail	Total
Revenue
Canada	$103,631	$–	$103,631
United States	–	33,810	33,810
Europe	–	37,013	37,013
Asia	–	29,965	29,965
Cost of sales	97,305	52,933	150,238
Gross margin	6,326	47,855	54,181
Gross margin (%)	6.1%	47.5%	26.5%
Selling, general and administrative expenses	9,685	58,444	68,129
Loss from operations	(3,359)	(10,589)	(13,948)
Interest and financing expenses	(2,413)	(4,284)	(6,697)
Other income	340	24	364
Insurance settlement	–	3,250	3,250
Dilution loss	(34,761)	–	(34,761)
Foreign exchange gain (loss)	(32,596)	1,483	(31,113)
Segmented loss before income taxes	$(72,789)	$(10,116)	$(82,905)
Segmented assets as at July 31, 2009
Canada	$995,011	$–	$995,011
United States	–	365,424	365,424
Other foreign countries	13,899	158,684	172,583
	$1,008,910	$524,108	$1,533,018
Capital expenditures	$36,802	$1,567	$38,369
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(4,853)	$(5,123)	$(9,976)
Amortization and accretion	$28,333	$6,313	$34,646

Sales to three significant customers in the mining segment totalled $47.9 million for the six months ended July 31, 2009 ($21.3 million for the six months ended July 31, 2008 for the same three significant customers).

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

For the six months ended July 31, 2008	Mining	Retail	Total
Revenue
Canada	$186,407	$–	$186,407
United States	–	53,910	53,910
Europe	–	63,266	63,266
Asia	–	38,615	38,615
Cost of sales	64,540	82,151	146,691
Gross margin	121,867	73,640	195,507
Gross margin (%)	65.4%	47.3%	57.1%
Selling, general and administrative expenses	12,359	70,120	82,479
Earnings from operations	109,508	3,520	113,028
Interest and financing expenses	(5,127)	(5,692)	(10,819)
Other income (expense)	1,448	(387)	1,061
Foreign exchange gain	5,261	195	5,456
Segmented earnings (loss) before income taxes	$111,090	$(2,364)	$108,726
Segmented assets as at July 31, 2008
Canada	$969,164	$–	$969,164
United States	–	464,792	464,792
Other foreign countries	35,200	167,361	202,561
	$1,004,364	$632,153	$1,636,517
Goodwill as at July 31, 2008	$–	$93,780	$93,780
Capital expenditures	$129,908	$7,656	$137,564
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(9,739)	$(1,829)	$(11,568)
Amortization and accretion	$24,428	$6,305	$30,733

2010 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

2010 SECOND QUARTER REPORT